VIA EDGAR

June 3, 2011

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:

Division of Corporation Finance,

Re:

SaaSMAX, Inc.

File No. 333-174403

Dear Ladies and Gentlemen:

At the request of SaaSMAX, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated June 2, 2011 from Mark P. Shuman of the Commission to Dina Moskowitz, Chief Executive Officer of the Company, relating to Amendment No. 1 to the registration statement on Form S-1 of the Company filed with the Commission on June 1, 2011 (the “Registration Statement”).  We have filed simultaneously Amendment No. 2 to the Registration Statement and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Registration Statement.

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Item 16. Exhibits

Exhibit 23.1

1. We note that the consent provided by your independent auditors refers to their report dated May 13, 2011. However, the independent auditor report included on page F-2 reflects a date of June 1, 2011. Please have your independent auditors revise their consent to reflect the appropriate opinion date.

Response

Due to a typographical error, the auditor report included in the Registration Statement included the incorrect date of June 1, 2011.  A new auditor report, dated May 13, 2011 has been included in the financial statements.  Additionally, a new Consent, dated June 2, 2011 has been included as Exhibit 23.1 which includes the appropriate opinion date.

2. As a related matter, given that there have been material changes to your document since its initial filing, please have your independent auditors provide an updated consent as of the date of your next amended filing.

Response

See Response to Comment No. 1 above

Note 6 Subsequent Events, page F-9

3. Please confirm and clearly disclose the date that subsequent events were evaluated. See ASC 855-10-50-1(a). Tell us why your selection of this date complies with ASC 855-10-50-1(b). In addition, explain why the auditor report date is different than your subsequent events note date.

Response

The following amended disclosure has been added to Note 6 Subsequent Events:

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“Management evaluated subsequent events of the Company through May 13, 2011, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements, except as follows:

Subsequent to February 28, 2011, SaaSMAX raised an additional $42,000 from the sale of 210,000 shares of common stock through its Offering.”

ASC 855-10-50-1(b), requires the date of evaluation to be either the date the financial statements were issued or available to be issued.  Accordingly, we evaluated our financial statements for subsequent events through the date the financial statements were issued.  The date of the auditor report, May 13, 2011 is consistent with our evaluation of subsequent events.

On behalf of the Company, We have arranged for delivery to the attention of Ryan Houseal, Esq. Mailstop 3561 of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.2.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: s/ Brad Bingham

      Brad Bingham

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